# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SaverOne 2014 Ltd., CIK 0001894693
CUSIP: 80516T600
Title of class of securities: Ordinary Shares, NIS 0.01 par value (underlying American Depositary Shares)
Address of issuer's principal executive offices: Em Hamoshavot Road 94, POB 3644, Petah Tikva, Israel (L3), 4970602
Date of event which requires filing of this statement: 03/11/2026
Filed by CIK 0002038439
Persons authorized to receive notices and communications: VisionWave Holdings Inc., 300 Delaware Ave., Suite 210 # 301, Wilmington, Delaware (DE), 19801, (302) 305-4790

## Reporting persons
- VisionWave Holdings, Inc. (CIK 0002038439): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,766,588,800; shared voting power 0; sole dispositive power 6,766,588,800; shared dispositive power 0; aggregate amount beneficially owned 6,766,588,800 (21.07% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, NIS 0.01 par value (underlying American Depositary Shares)
Name of issuer: SaverOne 2014 Ltd.
Address of issuer's principal executive offices: Em Hamoshavot Road 94, POB 3644, Petah Tikva, Israel (L3), 4970602
Comment: This Schedule 13D relates to the ordinary shares, NIS 0.01 par value (the "Ordinary Shares"), of SaverOne 2014 Ltd., an Israeli company (the "Issuer"), whose American Depositary Shares trade on The Nasdaq Stock Market LLC under the symbol "SVRE." The principal executive offices of the Issuer are located at Em Hamoshavot Road 94, POB 3644, Petah Tikva, 4970602, Israel.

## Item 2. Identity and Background
Name of person filing: The name of the person filing this statement is VisionWave Holdings, Inc., a Delaware corporation ("VisionWave" or the "Reporting Person").
Residence or business address: The principal business address of VisionWave is 300 Delaware Ave., Suite 210 # 301, Wilmington, DE 19801; (302) 305-4790.
Present principal occupation or employment: VisionWave is a Nasdaq-listed holding company engaged in developing dual-market autonomous systems platform company developing AI-driven, RF-based sensing, autonomy, and computational acceleration technologies for defense, homeland security, and commercial infrastructure applications. VisionWave's mission is to connect defense innovation with civilian progress through shared core technologies deployed across air, land, and sea.
Criminal convictions in the last five years: During the last five years, VisionWave has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, VisionWave has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Delaware, United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In addition to the acquisition described in the Original Schedule 13D, between March 11, 2026 and March 12, 2026, the Reporting Person acquired an aggregate of 8,050 American Depositary Shares ("ADSs") of the Issuer in open-market transactions on The Nasdaq Stock Market LLC for an aggregate purchase price of approximately $21,280 (exclusive of commissions). Each ADS represents 43,200 Ordinary Shares pursuant to the ADS ratio effective February 25, 2026. These transactions resulted in the acquisition of 347,760,000 additional Ordinary Shares. The funds used for these purchases were from the Reporting Person's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The additional acquisitions described in Item 3 above were made for investment and strategic purposes consistent with those described in the Original Schedule 13D. The Reporting Person may from time to time acquire additional Ordinary Shares or ADSs of the Issuer in the open market or in privately negotiated transactions, subject to market conditions, applicable securities laws, and other considerations. Except as described herein or in the Original Schedule 13D, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows 7-13 of the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7-13 of the cover page.
Transactions in the class effected during the past sixty days: Except for the acquisition described in Item 3, the Reporting Person has not effected any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to the Exchange Agreement, VisionWave has certain rights including potential board designation rights and milestone-based additional acquisitions. The Exchange Agreement is filed as Exhibit 1 hereto and is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Exchange Agreement dated January 26, 2026, between VisionWave Holdings Inc. and SaverOne 2014 Ltd. (incorporated by reference to relevant SaverOne Form 6-K or as an attachment).

## Signatures
- VisionWave Holdings, Inc.: /s/Douglas Davis, Douglas Davis/Interim CEO (03/13/2026)